Filed by Leucadia National Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                                           Subject Company: MK Resources Company
                                                     Commission File No. 0-23042


On August 8, 2005, Leucadia National Corporation ("Leucadia") filed with the Securities and Exchange Commission Amendment No. 12 to its Statement on Schedule 13D with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of MK Resources Company (formerly MK Gold Company) ("MK Resources") to disclose the following information:

On August 8, 2005, MK Resources issued a press release (the "MK Resources Press Release") announcing the declaration by the board of directors of MK Resources of a dividend of one deferred valuation right (a "DVR") per share on the Common Stock payable to all stockholders of record at the close of business on August 18, 2005 (the "Record Date"). As stated in the MK Resources Press Release, each DVR will entitle a stockholder of record on the Record Date to receive an amount equal to its pro rata share of the proceeds, if any, after deducting all expenses, from the orderly sale of the 4,821,905 common shares of Bear Creek Mining Corporation ("Bear Creek") owned by MK Resources, after deducting from such net sale proceeds $2,804,327 (the aggregate market value of 4,821,905 Bear Creek common shares at May 2, 2005, based on the closing sale price for Bear Creek common shares on that date).

On August 8, 2005, Leucadia consented to the declaration and payment of the dividend of the DVR, and waived any breach by MK Resources of any of its representations, warranties, covenants or agreements set forth in the Agreement and Plan of Merger, dated as of May 2, 2005, among Leucadia, MK Resources and Marigold Acquisition Corp. ("Merger Sub"), and the Credit Agreement, dated as of March 1, 1998, as amended, between Leucadia and MK Resources, or any default under those agreements that may result, directly or indirectly, as a result of the declaration or payment of the dividend of the DVR.

The MK Resources Press Release also announced MK Resources' agreement to provide certain contractual appraisal rights to all record stockholders of MK Resources who continuously hold shares of Common Stock through the effective time of the proposed merger of Merger Sub, a wholly owned subsidiary of Leucadia, with and into MK Resources pursuant to the Merger Agreement (the "Merger").

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In connection with the proposed Merger, Leucadia has filed a registration statement (File No. 333-125806) with the Securities and Exchange Commission (the "SEC"). MK RESOURCES STOCKHOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN, AND THE OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION RELATING TO THE MERGER. Free copies of these documents and other documents containing information about Leucadia and MK Resources, may be obtained without charge, at the SEC's website at www.sec.gov. Free copies of Leucadia's filings may also be obtained by directing a request to Leucadia National Corporation, 315 Park Avenue South, New York, New York 10010,
Attention: Corporate Secretary, and free copies of MK Resources' filings may also be obtained by directing a request to MK Resources Company, 60 East South Temple, Suite 1225, Salt Lake City, Utah 84111, Attention: Secretary.

Leucadia, MK Resources and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from stockholders of MK Resources in respect of the proposed Merger. Information regarding Leucadia's directors and executive officers is available in Leucadia's proxy statement for its 2005 annual meeting of stockholders, dated April 22, 2005, and information regarding MK Resources' directors and executive officers is available in MK Resources' Form 10-K/A for the fiscal year ended December 31, 2004, dated April 28, 2005. Additional information regarding the interests of such potential participants is included in the registration restatement, and the proxy statement/prospectus included therein, and the other documents relating to the proposed Merger filed with the SEC.